SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Announcement

Prana meeting with investors at world’s largest

healthcare conference in San Francisco, USA

Dr. David Stamler presenting at Biotech Showcase

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA - January 8th 2018: Prana Biotechnology Ltd (ASX PBT: NASDAQ PRAN) has today lodged an updated investor presentation ahead of investor meetings in San Francisco, USA, from 8-11 January.

More than 35,000 investors will be in San Francisco coinciding with the JP Morgan Healthcare conference, one of the most comprehensive gatherings of specialist healthcare investors in the world.

Prana’s Chief Medical Officer Dr. David Stamler, and CEO Geoffrey Kempler, will meet with investors throughout the week. Dr. Stamler is also presenting at the Biotech Showcase at 9.00am on Wednesday 10th January (Hilton Union Square, O’Farrell Street).

Dr. Stamler joined Prana in May 2017 as its Chief Medical Officer and Senior Vice President, Clinical Development. Prior to joining Prana, Dr. Stamler served as Therapeutic Area Head, Movement Disorders for Teva Pharmaceuticals (NYSE TEVA) following Teva’s US$3.5 billion acquisition of Auspex Pharmaceuticals. During his tenure at Auspex/Teva, Dr. Stamler led the development of Austedo®, a new drug indicated for the treatment of Huntington’s disease and tardive dyskinesia. Austedo® was approved by the U.S. Food and Drug Administration (FDA) for both indications in 2017. This was the second neurological agent that Dr. Stamler has led through the approval process with the FDA.

Prana Biotechnology is developing first-in-class therapies to treat orphan and non-orphan neurological diseases. Prana’s lead program, PBT434, is the first of a new generation of small molecules designed to block iron-mediated accumulation and aggregation of alpha-synuclein, an abundant brain protein widely believed to be involved in the pathogenesis of Parkinson’s disease and related disorders.

Alpha-synuclein is a soluble, intracellular protein critical for neurotransmission that aggregates in disease. PBT434 blocks the formation of toxic forms of alpha-synuclein, thus preventing the downstream effects that lead to cellular dysfunction and death. There is evidence in several animal models of disease that PBT434 prevents neuronal loss and improves motor and/or cognitive impairments. Based on this evidence and completed non-clinical studies, Prana is preparing for a first in-human study in 2018.

Affecting more than 10 million people worldwide, Parkinsonian movement disorders are best known for impaired motor function, gait and balance problems and disturbances in cognition, sleep, behaviour as well as bowel and bladder function. The non-motor symptoms cause significant morbidity in these patients and in the atypical forms of Parkinsonism, such as multiple system atrophy, they are among the most troublesome symptoms to treat. Treatment of atypical Parkinsonism is symptomatic and has limited utility. There are no approved treatments that modify disease progression.

Prana’s research collaboration with Takeda Pharmaceuticals International covers the study of PBT434’s ability to prevent neurodegeneration in the gastrointestinal system - an important non-motor feature - often presenting early as severe disabling impairment as part of Parkinson's disease. The partnership follows the recently publicised results that demonstrate a significant reduction of alpha-synuclein in various pre-clinical models of Parkinson’s disease.

Limited meeting spots are available by contacting Rebecca Wilson at rwilson@we-worldwide.com

Contacts:

Investor Relations	Media
Rebecca Wilson	Scott Newstead
E: rwilson@we-worldwide.com.au	E: snewstead@buchanwe.com.au
Tp: +61 47 382 391	Tp: +61 3 9866 4722

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

January 8, 2018